Exhibit 99.1

DATED THE 9TH DAY OF MAY, 2024

LIANTENG LIMITED

as VENDOR

and

TROOPS, INC.

as PURCHASER

SALE AND PURCHASE AGREEMENT

Loeb & Loeb LLP

2206-19, Jardine House

1 Connaught Pl, Central

Hong Kong

TABLE OF CONTENTS

Clause		Page

1	Definitions and Interpretation	3

2	Sale and Purchase of the Sale Shares	6

3	Consideration	6

4	Conditions Precedent	6

5	Completion	8

6	Additional Agreements	8

7	Representations and Warranties	9

8	Covenants	13

9	Purchaser’s Right to Terminate	13

10	Pre-Completion Obligations and Conduct	14

11	Indemnification	14

12	Confidentiality	14

13	Costs	15

14	General	16

15	Notices	17

16	GOVERNING LAW	17

Sale and Purchase Agreement	2

THIS AGREEMENT is made the 9th day of May, 2024

BETWEEN:

(1)	LIANTENG LIMITED., a corporation duly organized and existing under the laws of British Virgin Islands with Company Number 2064323 and registered office at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (the “Vendor”); and

(2)	TROOPS, Inc., a company incorporated under the laws of Cayman Islands, having its registered office at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Purchaser”);

The Vendor and the Purchaer are referred to collectively as the “Parties”, individually as the “Party”.

WHEREAS:

(A)	Riches Holdings Limited, a company incorporated under the laws of Cayman Islands having its registered office at Harney Fiduciary (Cayman) Limited of 4th Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1002, Cayman Islands (the “Company”), has an authorised share capital of US$50,000.00 divided into 50,000 ordinary shares of US$1 per share, of which 50,000 shares are issued and outstanding as of the date of this Agreement. Further details of the Company are set out in Schedule 1 (Details of the Company).

(B)	As at the date of this Agreement, the Vendor is the legal and beneficial owners of the Sale Shares (as defined below), being the entire issued and outstanding share capital of the Company.

(C)	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Shares for an aggregate consideration of USD13,400,000, which shall be satisfied by the Purchaser through the issuance of a convertible promissory note, in substantially the form set out in Schedule 6 (the “Note”)

(D)	Upon Completion, the Purchaser will own the entire issued and outstanding share capital of the Company.

IT IS HEREBY AGREED AS FOLLOWS:

1	Definitions and Interpretation

1.1	In this Agreement where the context so admits, the following words and expressions shall have the following meanings:

“affiliates” means (a) in relation to an individual: (i) any relative, that is any issue, spouse, brother, sister or parent of that individual; and (ii) any company which is, or may be, directly or indirectly controlled by the individual, any issue, his spouse, his brother, sister or parent or any of them; and for this purpose a company is controlled by one or more persons if he or they are entitled (whether or not conditionally) to exercise more than fifty per cent (50%) of the voting rights in respect of it; and (b) in relation to a company, any subsidiary or holding company of that company and any subsidiary of such holding company, and any company in which such company or any such holding company holds or controls directly or indirectly not less than twenty per cent (20%) of the issued share capital, in each case from time to time and “affiliate” shall be construed accordingly;

Sale and Purchase Agreement	3

“Memorandum of and Articles Association” means the articles of association of the Company as amended from time to time;

“Assets” means, subject to the terms and conditions of this Agreement, right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, including without limitation the Licence;

“Board” means the board of directors of the Company from time to time;

“Business Day” means a day on which commercial banks are open for business in Hong Kong (excluding Saturdays, Sundays and public holidays);

“Completion” means completion of the sale and purchase of the Sale Shares pursuant to Clause 5 (Completion);

“Condition” means a condition set out in Clause 4.1 and “Conditions” means all those conditions;

“Confidential Information” has the meaning ascribed to it in Clause 12.1;

“Directors” means a member of the Board from time to time, being the persons listed as directors of the Company in Schedule 1 (Details of the Company) at the time of signing this Agreement;

“Encumbrance” means any claim, charge, mortgage, pledge, security, lien, option, equity, power of sale, hypothecation or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Material Adverse Effect” means an event, circumstance or effect that has a material adverse effect on the business, Assets, properties, results of operations or condition (financial or otherwise) of Company and its Subsidiaries, taken as a whole; provided that the following (or the effects thereof or resulting therefrom) shall be excluded (A) changes in generally accepted accounting principles in the United States or changes in the regulatory accounting requirements applicable to any industry in which the Company and its Subsidiaries operate, (B) changes in the financial or securities markets or general economic or political conditions in the United States, (C) changes (including changes of applicable law) or conditions generally affecting the industry in which the Company and its Subsidiaries operate and not specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, (D) acts of war, sabotage or terrorism or natural disasters involving the United States of America, (E) the announcement or consummation of the transactions contemplated by this Agreement, (F) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period and any changes in the trading price or trading volume of Shares, (G) any action taken (or omitted to be taken) at the request of the Purchaser or (H) any action taken by the Company or any of its Subsidiaries that is required, expressly contemplated or permitted pursuant to this Agreement.

“Ordinary Shares” means the ordinary shares of the Company that are designated “Ordinary Shares” with a par value of $1 each in the capital of the Company.

Sale and Purchase Agreement	4

“Pre-Completion Undertakings” means the undertakings listed out in Schedule 3 (Pre-Completion Undertakings);

“Purchaser’s Group” means the Purchaser and its affiliates from time to time;

“Sale Shares” means 50,000 Ordinary Shares of the Company, being the entire issued and outstanding share capital of the Company, which is legally and beneficially owned by the Vendor which the Vendor have agreed to sell to the Purchaser;

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Shareholder” means a shareholder of the Company;

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

“Surviving Provisions” means Clauses 1 (Definitions and Interpretation), 12 (Confidentiality), 13 (Costs), 13.2, 15 (Notices) and 16 (Governing Law);

“Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, asset values, turnover, added value or other reference said statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including, without limitation, social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and all penalties, charges, costs and interest relating thereto;

“Target Completion Date” means May 31, 2024 (or such other date as may be agreed between the Vendor and the Purchaser in writing);

“US$” or “US Dollars” means United States dollar, the lawful currency of the United States of America; and

“Representations and Warranties” means the representations and warranties set out in Clause 7 (Representation and Warranties) .

1.2	Unless the context otherwise requires:-

(a)	words in the singular include the plural, and vice versa;

(b)	words importing any gender include all genders; and

(c)	a reference to a person includes a reference to a body corporate and an unincorporated body of persons.

1.3	Where under this Agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the immediately succeeding Business Day

Sale and Purchase Agreement	5

1.4	The headings to the clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.5	Reference to a Clause, Sub-Clause or Schedule is to a clause, sub-clause or schedule (as the case may be) of or to this Agreement.

1.6	Reference to ordinances, statutes, legislation or enactments shall be construed as a reference to such ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time and for the time being in force.

1.7	The expressions the “Vendor” and the “Purchaser” shall, where the context permits include their respective successors, personal representatives and permitted assigns.

2	Sale and Purchase of the Sale Shares

Subject to and in accordance with the terms of this Agreement, the Vendor shall sell and transfer, and the Purchaser shall purchase the Sale Shares free from all Encumbrances and together with all rights attaching or accruing to them at Completion, including the right to receive all distributions and dividends as declared, paid or made in respect of the Sale Shares on or after Completion.

3	Consideration

3.1	The total consideration is equal to US$13,400,000 (the “Consideration”), which shall be satisfied by the Purchaser through the issuance of the Note to the Vendor pursuant to Clause 4.1(j).

3.1	The Note shall be in the principal amount of 13,400,000 United States Dollars (US$13,400,000) (the “Principal Amount”). The Principal Amount shall be equal to one hundred percent (100%) of the Consideration.

4	Conditions Precedent

4.1	Completion of this Agreement is conditional on the following Conditions having been satisfied (or waived by the Purchaser in writing) at or before 4:00 p.m. (Hong Kong time) on the Target Completion Date:

(a)	the representation and warranties as set out in Clause 7 remaining true and accurate and not misleading at Completion as if repeated at Completion and at all times between the date of this Agreement and Completion;

(b)	the Purchaser being satisfied upon inspection and investigation as to the financial, corporate, taxation and trading position of the Company, and the title of the Company to its Assets;

(c)	the performance and observance by the Vendor of all their undertakings and obligations under this Agreement;

(d)	the signed board resolutions of the Purchaser at which the directors of the Purchaser shall pass resolutions to approve this Agreement and the transactions contemplated hereunder or thereunder, including but not limited to the purchase of the Sale Shares from the Vendor;

(e)	the Vendor shall have delivered or cause to be delivered to the Purchaser the instrument(s) of transfer and the bought and sold notes of the Sale Shares duly executed by the Vendor as registered holder thereof in favour of the Purchaser or its nominee together with the related share certificate(s);

Sale and Purchase Agreement	6

(f)	the Vendor shall have delivered or cause to be delivered to the Purchaser a guarantee to be executed by the Vendor in favor of the Purchaser, in the form set out in Schedule 4;

(g)	the Vendor shall have delivered or cause to be delivered to the Purchaser all the certificates of incorporation, current business registration certificates, the Memorandum and Articles of Association, common seal, company chops, cheque books, current insurance policies, share register and share certificate book and all minute books and other statutory books and records of the Company and all other documents, contracts or agreements of the Company (including without limitation all permits, licenses and other authorisations necessary for the continued operation by the Company of the business which it currently conducts);

(h)	the Vendor shall have delivered or cause to be delivered to the Purchaser an original of the signed resolutions of the Directors of the Company at which the Directors shall pass resolutions to:

(i)	approve and authorize the execution and completion of this Agreement and the transactions contemplated hereunder or thereunder, including without limitation to the acquisition of the Sale Shares, the issuance of the Note to the Vendor and the performance of the obligations under this Agreement; and

(ii)	such waivers or consents as the Purchaser may require to enable the Purchaser to be registered as holders of the Sale Shares.

(i)	the Purchaser shall have delivered or cause to be delivered to the Vendor an original of the signed resolutions of the Directors of the Purchaser at which the Directors shall pass resolutions to:

(i)	approve and authorise the execution and completion of this Agreement and the transactions contemplated hereunder or thereunder, including without limitation to the acquisition of the Sale Shares, the issuance of the Note to the Vendor and the performance of the obligations under this Agreement;

(j)	the Purchaser shall have delivered or cause to be delivered to the Vendor the Note, duly signed and dated the date of delivery.

4.2	If, at any time, the Purchaser or the Vendor become aware of a fact or circumstance that might prevent a Condition being satisfied, it shall immediately give notice to the other Party of the matter. The Party will then investigate the matter to determine whether it may be reasonably expected to have a material adverse effect on the transactions contemplated hereunder. If the matter is not resolved to the reasonable satisfaction of the Purchaser, the Purchaser may then exercise its rights under Clause 4.3.

4.3	If any of the Conditions specified from Clause 4.1(a) to Clause 4.1(h) is not fulfilled (or waived by the Party in whose favour the Conditions are given in writing) at or before 4:00 p.m. (Hong Kong time) on the Target Completion Date or such other time and date as the Parties shall mutually agree, the Purchaser shall be entitled to:

(a)	terminate this Agreement by notice in writing to the Vendor (whereupon this Agreement shall become null and void and of no further effect), without prejudice to the rights accrued to the Parties prior to such termination; or

Sale and Purchase Agreement	7

(b)	if it in its sole discretion so elects, proceed to Completion, without prejudice to its rights, claims and remedies under this Agreement (including without limited to any rights, claims or remedies against the Vendor for any breach of the Representation and Warranties or non-fulfilment of any obligations).

5	Completion

5.1	Completion shall take place on the Target Completion Date on or before 4:00 p.m. (Hong Kong Time) (or such date, time or place as agreed in writing by the Parties), when the following business will be simultaneously transacted:

5.1.1	At Completion, the Vendor shall deliver or cause to be delivered to the Purchaser:

(a)	a completion confirmation letter to be executed by the Vendor, in the form set out in Schedule 5.

5.1.2	At Completion, the Purchaser shall deliver or cause to be delivered to the Vendor:

(a)	a completion confirmation letter to be executed by the Purchaser, in the form set out in Schedule 5.

5.1.3	If any of the provisions of this Clause 5 (Completion) are not fully complied with or on the Target Completion Date, notwithstanding any other provision in this Agreement, the Vendor and the Purchaser shall not be obliged to complete the sale and purchase of the Sale Shares and may, in its absolute discretion, by written notice to the other Party before or on the Target Completion Date be entitled (in addition to and without prejudice to all other rights or Completion, the Purchaser shall deliver to the Vendor an original of the signed resolutions of the remedies available to the such Party including the right to claim damages) to:

(a)	without prejudice to such Party’s rights under this Agreement (including the Representation and Warranties), effect Completion so far as practicable having regard to any defaults which may have occurred;

(b)	defer Completion to a date not more than thirty (30) days after the Target Completion Date, in which case the foregoing provisions of this Clause 5.1.3 shall apply to Completion as so deferred; or

(c)	terminate this Agreement (other than the Surviving Provisions) and, save and except an obligation by the Vendor to refund the Cash Consideration, no party shall have any claim of any nature whatsoever against any other party under this agreement (save in respect of any rights and liabilities of the parties which have accrued before termination or in relation to any of the Surviving Provisions).

6	Additional Agreements

6.1	The Vendor understands and agrees that the conversion of the Note into equity securities of the Purchaser may require Vendor’s execution of certain documents relating to the purchase and sale of such securities as well as any rights relating to such equity securities and agrees to promptly execute such documents upon reasonable request of the Purchaser.

6.2	In the event of certain events such as stock splits, distributions, stock dividends, recapitalizations, reorganizations, acquisitions, or reverse stock splits, the price at conversion of the Note and the securities to be acquired on conversion of the Note is subject to adjustment, such adjustment shall negotiated in good faith by the Parties.

Sale and Purchase Agreement	8

7	Representations and Warranties

7.1	The Vendor represents and warrants to the Purchaser that:

(a)	The Company has been duly incorporated, is validly existing as a company in good standing under the laws of the Cayman Islands, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Each Subsidiary of the Company has been duly incorporated or formed, is validly existing as a company in good standing under the laws of the jurisdiction in which it was formed, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(b)	This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity.

(c)	The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any provision of applicable law or the memorandum and articles of incorporation of the Company or any agreement or other instrument binding upon the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any Subsidiary, other than any contravention that would not have, or reasonably be expected to have, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or on the ability of the Company to perform its obligations and consummate the transactions contemplated by this Agreement.

(d)	No consent, approval, authorization or order of, or filing or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, other than 1. compliance with any applicable requirements of any applicable securities laws, and 2. any consent, approval, actions or filings the absence of which would not have, or reasonably be expected to have, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of the Company to perform its obligations and consummate the transactions contemplated by this Agreement.

(e)	The Sale Shares have been duly authorized and, when issued and delivered to and paid for by the Purchaser in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, will be sold free and clear of any pledge, lien, security interest, Encumbrance, claim or equitable interest, and the issuance of such Shares will not be subject to any preemptive or similar rights except for restrictions under this Agreement and the Investor Rights Agreement.

Sale and Purchase Agreement	9

(f)	As of the date of delivery of the Note pursuant to Clause 4.1(j), the authorized share capital of the Company consists of 50,000 Ordinary Shares, divided into US$1 per Ordinary Shares.

(g)	Since the date of this Agreement, no event or circumstance has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any fact which would reasonably lead a creditor to do so.

(h)	There are no claims, suits, investigation, actions or proceedings pending or, to the Vendor’s knowledge, threatened against the Company or any of its Subsidiaries or, to the best of the knowledge of the Company, any of their respective directors, officers or properties before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, to have, individually or in the aggregate, a Material Adverse Effect.

(i)	To the Vendor’s best knowledge, the Company and each of its Subsidiaries have conducted their businesses in compliance with all applicable laws, regulations and applicable stock exchange requirements, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries have all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, any Governmental Entities that are required in order to carry on their business as presently conducted, except where the failure to have such permits, licenses, authorizations, orders and approvals or the failure to make such filings, applications and registrations, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them is threatened, and all such filings, applications and registrations are current, except where such failure to be in full force and effect, suspension or cancellation, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(j)	The Company and its Subsidiaries have rights to all properties and to all Assets necessary to conduct the business now operated by them in each case free from restrictions that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them and any real property or building held under lease by the Company or any of its Subsidiaries are held by it under valid, existing and enforceable leases, in each case, except to the extent where such failure would not reasonably be expected to have a Material Adverse Effect.

(l)	To the Vendor’s knowledge, the Company owns or possesses sufficient legal rights including but not limited to trade secrets, licenses, trade mark, confidential information and proprietary rights, all copyrights and all patents and patent rights, as are necessary to the conduct of the business as now conducted or presently proposed to be conducted by the Company and its Subsidiaries, without any known conflict with, or known infringement of, the rights of others, in each case, except to the extent where such failure would not reasonably be expected to have a Material Adverse Effect.

(m)	There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Sale and Purchase Agreement	10

(n)	The Vendor is a non-U.S. person (as such term is defined in Rule 902 of Regulation S under the Securities Act) and is not acquiring the equity securities of the Purchaser issuable upon conversion or exercise of the Note thereof (collectively, the “Securities”) for the account or benefit of a U.S. person. Vendor will not, within six (6) months of the date of the transfer of any Securities to the Vendor, (i) make any offers or sales of the Securities in the United States or to, or for the benefit of, a U.S. person (in each case, as defined in Regulation S) other than in accordance with Regulation S or another exemption from the registration requirements of the Securities Act, or (ii) engage in hedging transactions with regard to the Securities unless in compliance with the Securities Act. Neither the Vendor nor any of the Vendor’s affiliates or any person acting on its or their behalf has engaged or will engage in directed selling efforts (within the meaning of Regulation S) with respect to the Securities, and all such persons have complied and will comply with the offering restriction requirements of Regulation S in connection with the offering of the Securities outside of the United States.

(o)	Vendor is aware of the Purchaser’s business affairs and financial condition and has acquired sufficient information about the Purchaser to reach an informed and knowledgeable decision to acquire the Securities. Vendor acknowledges and understands that any investment in the Purchaser is highly speculative and subject to a high degree of risk which could result in the loss of Vendor’s entire investment. Vendor acknowledges that it has had the opportunity to review all reports, schedules, forms, statements and other documents required to be filed by the Purchaser under the Securities Act and the Securities Exchange Act of 1934, as amended, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Purchaser was required by law or regulation to file such material) and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Purchaser concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Purchaser and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Purchaser possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(p)	Vendor understands that the Securities have not been, and may not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Vendor’s representations as expressed herein. Vendor understands that the Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Vendor must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Vendor acknowledges that the Purchaser has no obligation to register or qualify the Securities for resale. Vendor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Purchaser which are outside of Vendor’s control, and which the Purchaser is under no obligation and may not be able to satisfy.

Sale and Purchase Agreement	11

(q)	Vendor understands that the Securities, and any securities issued in respect thereof or exchange therefor, may bear one or all of the following legends:

(I)	“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF INVESTOR COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS, THAT REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.”

(II)	Any legend required by the Blue Sky laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended.

(r)	Vendor hereby represents that it has satisfied itself as to the full observance by the Vendor of the laws of its jurisdiction applicable to the Vendor in connection with the purchase of the Securities or the execution and delivery by the Vendor of this Agreement and the Note, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to the purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to Vendor‘s purchase, holding, redemption, sale, or transfer of the Securities. Vendor’s subscription and payment for, and continued beneficial ownership of, the Securities will not violate any securities or other laws of the Vendor’s jurisdiction applicable to the Vendor.

The Vendor is an “accredited investor” as defined in Regulation D under the Securities Act.

(s)	The Vendor understands that no public market exists for the Notes, and that there is no assurance that a public market will ever develop for the Notes.

(t)	The offer to issue the Notes to the Vendor was directly communicated to the Vendor, and at no time was the Vendor presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement or any other form of general advertising or solicited or invited to attend a promotional meeting otherwise than in connection and concurrently with such communicated offer.

(u)	Vendor has not engaged any brokers, finders or agents, and the Company has not, nor will, incur, directly or indirectly, as a result of any action taken by Vendor, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement.

7.2	The Purchaser represents and warrants to the Vendor that:

(a)	The Purchaser has been duly incorporated, is validly existing as a company in good standing under the laws of the Cayman Islands, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a material adverse effect on the Purchaser and its Subsidiaries, taken as a whole.

Sale and Purchase Agreement	12

(b)	This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of the Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity.

(c)	The execution and delivery by the Purchaser of, and the performance by the Purchaser of its obligations under, this Agreement will not contravene any provision of applicable law, the organizational documents of the Purchaser, other instrument binding upon the Purchaser or any of its Subsidiaries, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Purchaser or any Subsidiary, other than any contravention that would not have, or reasonably be expected to have, a material adverse effect on the Purchaser and its Subsidiaries, taken as a whole, or on the ability of the Purchaser to perform its obligations and consummate the transactions contemplated by this Agreement.

(d)	No consent, approval, authorization or order of, or filing or qualification with, any governmental body or agency is required for the performance by the Purchaser of its obligations under this Agreement, other than (i) compliance with any applicable requirements of any applicable securities laws, and (ii) any consent, approval, actions or filings the absence of which would not have, or reasonably be expected to have, a material adverse effect on the Purchaser and its Subsidiaries, taken as a whole, or on the ability of the Purchaser to perform its obligations and consummate the transactions contemplated by this Agreement.

(e)	There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

8	Covenants

8.1	On the date hereof or promptly thereafter, the Purchaser and the Vendor may issue a press release and the Purchaser may furnish a current report on Form 6-K to the SEC which exhibits such press release. The Purchaser shall also be entitled to file a copy of this Agreement as an exhibit to its annual report on Form 20-F. The Purchaser shall be entitled to file a copy of this Agreement as an exhibit to its statement on Schedule 13D filed with the SEC with respect to the transactions contemplated hereunder to the extent required by applicable law. No other written public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Purchaser without the prior written consent of the other party, in which case the Company and the Purchaser shall issue such public release or announcement jointly, except as such release or announcement may be required by law or the rules or regulations of any securities exchange, in which case the Company or the Purchaser, as applicable, shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

8.2.	Each of the Purchaser and the Vendor shall use commercially reasonable efforts to take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement.

9	Purchaser’s Right to Terminate

9.1	If at any time before Completion any fact, matter or event (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) comes to the notice of the Purchaser which:

(a)	constitutes a breach by the Vendor of this Agreement (including without limitation, any breach of the pre-Completion undertakings in Schedule 3 (Pre-Completion Undertakings)); or

Sale and Purchase Agreement	13

(b)	would constitute a breach of any Representation and Warranty, if the Representations and Warranties were given on or at any time before Completion by reference to the facts and circumstances then existing;

then the Purchaser may by written notice given to the Vendor at any time before Completion terminate this Agreement (other than the Surviving Provisions) in which case no Party shall have any claim of any nature whatsoever against any other Party under this Agreement (save in respect of any rights and liabilities of the Parties which have accrued before termination or in relation to any of the Surviving Provisions).

9.2	The Vendor undertakes to disclose promptly to the Purchaser in writing any breach, matter, event, condition, circumstance, fact or omission of which The Vendor becomes aware that may give rise to a right of termination under Clause 4.3.

10	Pre-Completion Obligations and Conduct

During the period from the date of this Agreement to Completion, the Vendor shall comply with and shall procure that the Company and, to the extent within the control of the Company complies with their respective obligations set out in Schedule 3 (Pre-Completion Undertakings).

11	Indemnification

11.1	The Vendor (as the “Indemnifying Party”) shall indemnify, defend and hold the Purchaser and the Purchaser’s Group and the respective officers, directors and employees of each of the foregoing (each, an “Indemnified Party”) harmless from and against any and all losses, damages, liabilities, claims, lawsuits, proceedings, cost and expenses, fines and penalties, including legal fees and interest (including the fees, disbursements, charges of lawyers and other expenses incurred by the Indemnified Party in any action between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party in connection with any investigation or evaluation of a claim or otherwise, and including any diminution in value of the shares purchased hereunder) incurred by the Indemnified Party in connection with or arising from: (a) any breach of or inaccuracy in any representation or warranty of the Indemnifying Party contained in this Agreement (including but not limited to the Representations and Warranties); and (b) any failure by the Indemnifying Party to perform any of its covenants or agreements under this Agreement.

11.2	The Purchaser shall indemnify, defend and hold the Vendor harmless from and against any and all losses, damages, liabilities, claims, lawsuits, proceedings, cost and expenses, fines and penalties, including legal fees and interest incurred by the Vendor in connection with or arising from any failure by the Purchaser to complete the purchase of the Sale Shares in accordance with the provisions of this Agreement.

12	Confidentiality

12.1	Each Party undertakes that it shall treat as strictly confidential, and shall procure that its subsidiaries and holding companies and its shareholders, directors, officers, representatives, agents, employees and advisers treat as strictly confidential, all information (whether oral, graphic, written or in electronic form) which it receives or obtains as a result of entering into or performing this Agreement or which any Party has received in relation to any other Party (the “Confidential Information”), including, without limitation:

(a)	any information received or held by any Party where such information relates to the other Party and its affiliates;

Sale and Purchase Agreement	14

(b)	information relating to the provisions and subject matter of this Agreement;

(c)	information relating to the existence of this Agreement and their respective purposes; and

(d)	information relating to the negotiations leading up to this Agreement, including any information relating to or in respect of any negotiations and communications between the Parties after the date of this Agreement.

If this Agreement ceases to have effect for whatever reason, each Party undertakes to return to the other Party all Confidential Information which have been provided to the other Party and its affiliates in connection with this Agreement. Each Party shall not, and shall procure that its subsidiaries and holding companies and the respective directors, officers, representatives, agents, employees and advisers shall not, use for its own business purpose or disclose to any third party any Confidential Information without the prior written consent of the other Party.

12.2	The restrictions contained in Clause 12.1 shall not apply so as to prohibit disclosure or use of any information if and to the extent:

(a)	the disclosure or use is required by law or regulatory body pursuant to roles to which the Parties or their respective affiliates are subject;

(b)	the disclosure is made by a Party to its directors, officers, representatives, agents, employees or advisers for purposes relating to this Agreement on terms that such directors, officers, representatives, agents, employees or advisers undertake to comply with the provisions of Clause 12.1 in respect of such information as if they were a party to this Agreement;

(c)	the information becomes publicly available (other than by a breach of this Agreement);

(d)	the other Party has given prior written consent to the disclosure or use; or

(e)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any document referred to herein,

provided always that prior to disclosure or use of any information pursuant to Clause 12.2(a), the Party shall promptly notify the Purchaser of such requirement and shall consult with the other Party where feasible and give due consideration to its reasonable requirements before complying with such requirement.

12.3	Without prejudice to any other rights or remedies which either Party may have, each Party acknowledges and agrees that damages may not be an adequate remedy for any breach of this Clause 12 (Confidentiality) and the remedies of injunction, specific performance and other equitable relief are appropriate for any threatened or actual breach of any such provision and no proof of special damages shall be necessary for the enforcement of the rights under this Clause 12 (Confidentiality).

13	Costs

13.1	Each Party shall pay its own costs in connection with the negotiation, preparation, execution and implementation of this Agreement and any other matters in connection therewith.

Sale and Purchase Agreement	15

13.2	The ad valorum stamp duty payable on the transfer of the Sale Shares shall be borne equally between the Purchaser and the Vendor.

14	General

14.1	This Agreement shall be binding upon and inure for the benefit of the assigns and successors of the Parties.

14.2	No Party may assign this Agreement or any of its rights and/or transfer any of its obligations under this Agreement to any third party without the prior written consent of the other Party.

14.3	This Agreement (together with the other documents referred to herein) constitute the whole agreement between the Parties relating to the subject matter of this Agreement and supersedes any previous agreements and arrangements between them relating to the subject matter of this Agreement (and any other the other documents referred to herein).

14.4	No variations of this Agreement shall be effective unless made in writing signed by duly authorised representatives of the Vendor and the Purchaser.

14.5	All of the provisions of this Agreement shall remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).

14.6	If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

14.7	Any right of rescission conferred upon a Party hereby shall be in addition to and without prejudice to all other rights and remedies available to it (and, without prejudice to the generality of the foregoing, shall not extinguish any right to damages to which such Party may be entitled in respect of the breach of this Agreement) and no exercise or failure to exercise such a right of rescission shall constitute a waiver by such Party of any such other right or remedy.

14.8	No failure of a Party to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of ouch right or remedy.

14.9	At any time after the date of this Agreement, each Party shall, and shall use all reasonable endeavours to procure (to the extent it is legally or contractually entitled to do so that any necessary third party shall, execute such documents and do such acts and things as the other Party may reasonable require for the purpose of giving to such Party the benefit and provisions of this Agreement.

14.10	This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

14.11	For avoidance of doubt, the Purchaser is only obliged to complete the purchase of the Sale Shares when both Vendor fully comply with their obligations pursuant to this Agreement.

14.12	Any date or period mentioned in any clause may be extended by mutual agreement between the Parties, but, as regards any date or period originally fixed or any date or period so extended as aforesaid, time shall be of the essence.

Sale and Purchase Agreement	16

15	Notices

15.1	Any notice or other communication in connection with this Agreement shall be in writing in English (a “Notice”) and shall be sufficiently given or served if delivered or sent:

To the Vendor:

Address:	[*]

Attention :	LIANTENG LIMITED

To the Purchaser:

Address:	Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong

Attention:	TROOPS, Inc.

or to such other address or fax number as the relevant Party may have notified to the other Parties in writing in accordance with this Clause 15 (Notices).

15.2	Unless there is evidence that it was received earlier, a Notice is effective when:

(a)	delivered personally, when left at the address referred to in Clause 15.1;

(b)	sent by prepaid registered post or courier, two (2) Business Days after posting it;

(c)	sent by air mail, five (5) Business Days after posting it; and

(d)	sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

16	GOVERNING LAW

16.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

Sale and Purchase Agreement	17

Schedule 1

Details of the Company

1.	Name:	Riches Holdings Limited

2.	Company number:	357326

3.	Address of registered office:	Harney Fiduciary (Cayman) Limited of 4th Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1002, Cayman Islands

4.	Date and place of incorporation:	November 14, 2019, Cayman Islands

5.	Authorised share capital:	US$50,000.00

6.	Directors:	[*]

7.	Secretary:	[*]

8.	Legal and beneficial shareholders:	LIANTENG LIMITED

Sale and Purchase Agreement	18

Schedule 2

Structure of the Company as at the date of this Agreement

Sale and Purchase Agreement	19

Schedule 3

Pre-Completion Undertakings

The Vendor, being the holder of the entire issued and outstanding share capital of the Company,agree from the date of this Agreement until Completion:

(a)	the Vendor shall not sell, transfer, or dispose of any interest in the Sale Shares;

(b)	the Vendor shall not create or attempt or agree to create or permit to arise or exist (i) any Encumbrance over all or any part of the Sale Shares or Assets or otherwise assign, deal with or dispose of all or any part of the Sale Shares or Assets; and (ii) grant in favour of any other person any interest in or any option or other rights in respect of the Sale Shares or Assets;

(c)	that no share or loan capital or other security is created, issued or allotted or agreed to be created, issued or allotted by the Company and that no option over or other right to subscribe for any share or loan capital or other security is granted by the Company;

(d)	there shall be no declaration, authorisation, making or payment of a dividend or other distribution (whether in cash, stock or in kind) by the Company nor any reduction of the Company’s paid-up share capital;

(e)	the Company shall not give any guarantee, indemnity, surety or security;

(f)	the Company (and its respective directors and officers) shall comply with all applicable laws and regulations;

(g)	the Company shall not dispose of the ownership, possession, custody or control of any corporate or other books or records;

(h)	the Company shall not compromise, settle, release, discharge or compound any material civil, criminal, arbitration or other proceedings or any material liability, claim, action, demand or dispute or waive any right in relation to any of the foregoing;

(i)	the Company shall not release, compromise or write off any material amount recorded in the books of account of the Company;

(j)	the Company shall not purchase, take on lease or assume possession of any real property;

(k)	the Company shall not extend any credit, or loan any amounts to any party (including, without limitation, to the Vendor or to their affiliates or loan any amounts to any Director or Shareholder);

(l)	the Company shall not make any payments to the Vendor or to their affiliates, except salary, bonus or agreed sales incentive in amounts agreed with the Purchaser in writing;

(m)	not do, allow or procure, and shall ensure that the Company shall not do, allow or procure, any act or omission which would constitute or give rise to a breach of any Representation and Warranty if the Representations and Warranties were repeated at any time before Completion by reference to the facts and circumstances then existing as if references in the Representations and Warranties to the date of this Agreement were references to the relevant date;

(n)	the Company shall not grant any consent or waiver or enter into any agreement or undertaking with any persons in respect of its interest in associated companies unless directed to do so in writing by the Purchaser;

(o)	Notwithstanding the foregoing, the Company may engage in any transaction necessary to bring the Company in compliance with its representations and warranties in Clause 7, Representations and Warranties.

Sale and Purchase Agreement	20

Schedule 4

Form of Vendor Guarantee

Date:                  , 2024

In consideration of TROOPS, Inc. (the “Purchaser”) entering the Sales and Purchase Agreement dated May 9, 2024 (the “Agreement”), LIANTENG LIMITED (the “Vendor”) hereby guarantees unconditionally and irrevocably to the Purchaser:

1.	The due and punctual performance and observance by the Vendor of all the undertakings of the Vendor under or pursuant to or in connection with the Agreement (as any of such obligations and liabilities may from time to time be varied, extended, increased or replaced), including but not limited to, the Pre-Completion Undertakings under Schedule 3 of the Agreement. As an independent and primary obligation and without prejudice to the rest of the Agreement, the Vendor undertakes to keep the Purchaser fully indemnified against all liabilities, losses, proceedings, claims, damages, costs and expenses of whatever nature which it may suffer or incur as a result of any failure or delay by the Vendor in the performance of any such undertakings.

2.	If any obligation or liability of the Vendor contained in this Vendor Guarantee is not or ceases to be valid or enforceable against the Vendor (in whole or in part) on any ground whatsoever (including, but not limited to, any defect in or want of powers of that Vendor or irregular exercise of such powers, or any lack of authority on the part of any person purporting to act on behalf of that Vendor, or any legal or other limitation, disability or incapacity of that Vendor or that Vendor taking steps to enter into or entering into bankruptcy, liquidation, administration or insolvency, or any other step being taken by any person with a view to any of those things), the Vendor shall nevertheless be liable to the Purchaser in respect of that purported obligation or liability as if the same were fully valid and enforceable and the Purchaser were the principal debtor in respect thereof.

3.	The liability of the Vendor under this Vendor Guarantee shall not be discharged or affected in any way by:

3.1	Riches Holdings Limited (the “Company”) or any other person compounding or entering into any compromise, settlement or arrangement with the Vendor, any co-guarantor or any other person; or

3.2	the Purchaser granting any time, indulgence, concession, relief, discharge or release to the Vendor; or

3.3	the amalgamation, merger, reconstruction, insolvency, receivership, administration or winding up of the Vendor or any change in the Company’s or the Vendor’s constitution or any change in the ownership of either of them; or

3.4	any other matter or thing which, but for this provision, might exonerate or affect the liability of the Vendor.

4.	The Purchaser shall not be obliged to take any steps to enforce any rights or remedy against the Vendor or other person before enforcing this Vendor Guarantee.

Sale and Purchase Agreement	21

5.	The Vendor, being the holder of the entire issued and outstanding share capital of the Company, warrants to the Purchaser that:

5.1	it has the power to execute, deliver and perform its obligations under the Vendor Guarantee and no limitation on the powers of the Vendor will be exceeded as a result of entering into this Vendor Guarantee;

5.2	As of the Target Completion Date, as defined in the Agreement, the authorized share capital of the Company consists of US$50,000.00, US$50,000.00 divided into 50,000 ordinary shares of US$1 per share, of which 50,000 shares are issued and outstanding.

5.3	The Company has been duly incorporated, is validly existing as a company in good standing under the laws of the Cayman Islands, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Each Subsidiary of the Company has been duly incorporated or formed, is validly existing as a company in good standing under the laws of the jurisdiction in which it was formed, has the corporate power and authority to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to be have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

5.4	There are no claims, suits, investigation, actions or proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or, to the best of the knowledge of the Company, any of their respective directors, officers or properties before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, to have, individually or in the aggregate, a Material Adverse Effect.

5.5	To the Company’s best knowledge, the Company and each of its Subsidiaries have conducted their businesses in compliance with all applicable laws, regulations and applicable stock exchange requirements, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries have all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, any Governmental Entities that are required in order to carry on their business as presently conducted, except where the failure to have such permits, licenses, authorizations, orders and approvals or the failure to make such filings, applications and registrations, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them is threatened, and all such filings, applications and registrations are current, except where such failure to be in full force and effect, suspension or cancellation, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Sale and Purchase Agreement	22

5.6	To the Company’s knowledge, the Company owns or possesses sufficient legal rights including but not limited to trade secrets, licenses, trade mark, confidential information and proprietary rights, all copyrights and all patents and patent rights, as are necessary to the conduct of the business as now conducted or presently proposed to be conducted by the Company and its Subsidiaries, without any known conflict with, or known infringement of, the rights of others, in each case, except to the extent where such failure would not reasonably be expected to have a Material Adverse Effect.

5.7	The Company and its Subsidiaries have rights to all properties and to all Assets necessary to conduct the business now operated by them in each case free from restrictions that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them and any real property or building held under lease by the Company or any of its Subsidiaries are held by it under valid, existing and enforceable leases, in each case, except to the extent where such failure would not reasonably be expected to have a Material Adverse Effect.

5.8	The Sale Shares, as defined in the Agreement, have been duly authorized and, when issued and delivered to and paid for by the Purchaser in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, will be sold free and clear of any pledge, lien, security interest, Encumbrance, claim or equitable interest, and the issuance of such Shares will not be subject to any preemptive or similar rights except for restrictions under this Agreement and the Investor Rights Agreement

VENDOR

SIGNED by:
Position:

Sale and Purchase Agreement	23

Schedule 5

Form of Completion Confirmation Letter

Completion Confirmation Letter

Date: May 31, 2024

Pursuant to clause 5 – Completion of the Sale and Purchase Agreement dated May 9, 2024 (the “Agreement”), entered into between LIANTENG LIMITED (“Vendor”) and TROOPS, Inc. (“Purchaser”, and together with the Vendor, collectively “Parties”), in relation to the sale and purchase of entire issued and outstanding share capital of Riches Holdings Limited, a company incorporated under the laws of Cayman Islands having its registered office at Harney Fiduciary (Cayman) Limited of 4th Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1002, Cayman Islands, Completion shall occur on the Target Completion Date, which is May 31, 2024 (or such other date as may be agreed between the Vendor and the Purchaser in writing).

The Parties hereby agree and confirm that as of the date of this Completion Confirmation Letter, clause 4- Conditions Precedent and clause 5- Completion of the Agreement has been satisfied and complied with, and Completion of the Agreement has taken place.

Vendor:

for and on behalf of
LIANTENG Limited

Purchaser:

for and on behalf of
TROOPS, Inc.

Sale and Purchase Agreement	24

Schedule 6

Form of Convertible Promissory Note

Sale and Purchase Agreement	25

EXECUTION PAGE

IN WITNESS WHEREOF the parties hereto have executed this agreement on the date first above written.

VENDOR

SIGNED by	)
)
)
for and on behalf of	)
LIANTENG LIMITED	)
)
in the presence of:	)
)

PURCHASER

SIGNED by	)
)
)
for and on behalf of	)
TROOPS, Inc.	)
)
in the presence of:	)
)

Share Sale and Purchase Agreement (Execution Page)	26